

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2021

William E. Turcotte
Senior Vice President, General Counsel, and Corporate Secretary
Noble Corporation
13135 Dairy Ashford, Suite 800
Sugar Land, TX 77478

Re: Noble Corporation
Form 8-K
Exhibit No. 10.1
Filed December 1, 2020
File No. 001-36211

Dear Mr. Turcotte:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance